BARR NECESSITIES, INC.

Financial Statements and Report
Unaudited
December 31, 2020

Barr Necessities, Inc.
Table of Contents

	Page No.
Letter of Introduction	3
Financial Statements:	
Balance Sheet	4
Income Statement	5
Statement of Cash Flows	6
Statement of Changes in Shareholder's Equity	7
Notes to Financial Statements	8



These financial statements are prepared in good faith in accordance with generally accepted accounting principles (GAAP). They are unaudited by any financial services or accounting firm.

Barr Necessities, Inc.
Balance Sheet

As of December 31		2020		2019
Assets				
Current assets				
Cash	$	119,384	$	179
Accounts receivable		19,260		8,737
Inventory		20,597		14,239
Prepaid expense		20,923		-
Other current assets		1,516		-
Total current assets		181,680		23,155
Total assets	$	**181,680**	$	**23,155**
Liabilities and shareholder's equity				
Current liabilities				
Accounts payable		48,419		39,344
Sales tax payable		479		-
Total current liabilities		48,898		39,344
Non-current liabilities				
Long-term loans payable		129,088		132,686
Note payable		100,000		-
Total non-current liabilities		229,088		132,686
Total liabilities		277,986		172,030
Shareholder's equity				
Capital contributions		25,309 -		110,503
Retained earnings	-	38,372 -		38,372
Net income/loss	-	83,243		
Total shareholder's equity	-	96,306 -		148,875
Total liabilities and shareholder's equity	$	**181,680**	$	**23,155**

Barr Necessities, Inc.
Income Statement

For the year ended December 31		2020		2019
Sales income	$	184,508	$	129,509
Cost of Goods Sold		81,120		100,582
Gross Profit		103,388		28,927
Expenses				
Advertising and Marketing		41,999		7,637
General and Administrative		115,375		50,790
Selling and Logistics		29,257		2,130
Total expenses		186,631		60,557
Net operating income	-	83,243	-	31,630
Net income/loss	$	**-83,243**	$	**-31,630**

Barr Necessities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	$	-83,243
Increase/decrease in accounts receivable	-	10,523
Increase/decrease in inventory	-	6,358
Increase/decrease in prepaid expense	-	20,923
Increase/decrease in other current assets	-	1,516
Increase/decrease in accounts payable		9,075
Increase/decrease in sales tax payable		479
Net cash used in operating activities	-	113,009
Cash flows from investing activities		
Net cash used in investing activities		-
Cash flows from financing activities		
Proceeds from long-term loans payable	-	3,598
Proceeds from note payable		100,000
Capital contributions		174,829
Distribution to shareholders	-	39,017
Net cash proceeds from financing activities		232,214
Net change in cash		
Cash, beginning balance		179
Cash, ending balance	$	**119,384**

Barr Necessities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2020

Balance, January 1, 2020	$	-148,875
Capital contributions during the year		174,829
Net income/loss	-	83,243
Drawings	-	39,017
Balance, December 31, 2020	**$**	**-96,306**

Barr Necessities, Inc.
Notes to Financial Statements

1. Organization and Nature of Business
Barr Necessities, Inc. was incorporated in the state of Delaware on January 14, 2020. The Company began oper:
in 2018 and has continued those operations to the present. The Company sells cookies of different flavors.

2. Summary of Significant Accounting Policies

Accounting Principles
The financial statements are prepared in accordance with US generally accepted accounting principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Company to make estimates an
judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure
contingent liabilities. The Company bases its estimates on historical experience and on various other assumption
are believed to be reasonable under the circumstances, the results from which form the basis for making judgeme
about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results i
differ from these estimates under different assumptions or conditions.

Cash
Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon
acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31,
deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC
Company held no deposits in excess of FDIC limits as of December 31, 2020. The Company has not experienced
losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly
transaction between market participants at the measurement date. The authoritative guidance for fair value
measurements established a framework for measuring fair value and established a three-level valuation hierarch
disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active mark
The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices
identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value du
the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party
of the balances.